02040703

5-21-02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 21 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 21 May 2002

15:09 20 May REG-Scottish Power PLC <SPW.L> Director Shareholding

RNS Number:1555W
Scottish Power PLC
20 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Charles Berry

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles Berry

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of an Award under the ScottishPower Long Term Incentive Plan, ("the Plan") being an acquisition of shares for nil consideration, such shares being transferred from the discretionary trust established in connection with the Plan; followed by a partial sale of the resulting shares.

7) Number of shares/amount of stock acquired

4,433

8) Percentage of issued class

0.0002%

9) Number of shares/amount of stock disposed

1,762
10) Percentage of issued class

11) Class of security

Ordinary 50p Shares

12) Price per share

Plan shares exercised - Nil consideration. 1762 shares sold - 393p per share

13) Date of transaction

Exercise - 17 May 2002 Sale - 20 May 2002

14) Date company informed

Exercise - 17 May 2002 Sale - 20 May 2002

15) Total holding following this notification

21,759

16) Total percentage holding of issued class following this notification

0.001%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

\-

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch

Date of Notification: 20 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

David Nish

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Nish

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of an Award under the ScottishPower Long Term Incentive Plan, ("the Plan") being an acquisition of shares for nil consideration, such shares being transferred from the discretionary trust established in connection with the Plan.

7) Number of shares/amount of stock acquired

4,191

8) Percentage of issued class

0.0002%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

Nil

13) Date of transaction

17 May 2002

14) Date company informed

17 May 2002

15) Total holding following this notification

11,615

16) Total percentage holding of issued class following this notification

0.0006%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

-

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Alan McCulloch

Date of Notification: 20 May 2002

END

RDSEAKSEAEPAEFE

Monday, 20 May 2002 15:09:43
ENDS [nRNST1555W]